Filed by Soaring Eagle Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 333-256121

Cronos Group and Ginkgo Bioworks Amend Agreement to Accelerate Commercialization of Cultured Cannabinoids and Cronos Group Begins Commercial Production of CBG

BOSTON and TORONTO – June 4, 2021 – Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group”), an innovative global cannabinoid company, and Ginkgo Bioworks, Inc. (“Ginkgo”), which is building the leading horizontal platform for cell programming, today announced an amended collaboration and license agreement (the “Amended Agreement”) that will enable the companies to accelerate the commercialization of cultured cannabinoids at scale.

The Amended Agreement with Ginkgo will enable Cronos Group to commercialize products using cultured cannabinoids ahead of reaching the originally stated productivity targets, while maintaining the incentives to continue to develop towards and achieve the previously agreed upon efficiency and cost goals. This approach is expected to facilitate Cronos Group’s cultured cannabinoid products being first to market in Canada, which will drive significant market knowledge and consumer insights that are expected to help deliver future novel and innovative consumer-driven products. Cronos Group expects that the final productivity target for CBG will be achieved prior to September 2021, as previously announced.

The Amended Agreement follows the receipt of Cronos Fermentation’s processing license in April 2021, and most recently the receipt of its CRA license. With the Amended Agreement and both licenses in hand, Cronos Fermentation commenced commercial production of CBG today. Cronos Group is prioritizing rare cannabinoids, such as CBG, and plans to sequence commercial production and subsequent product launches based on this approach.

“Beginning commercial production demonstrates the significant progress underway with our Ginkgo partnership and the competitive benefits we see in being first to market with innovative consumer products,” said Kurt Schmidt, President and Chief Executive Officer of Cronos Group. “Cannabis holds many unique compounds with a wide range of potential use cases and benefits. By leveraging Ginkgo’s research platform and our fermentation manufacturing capabilities, we believe we have disruptive technology that can deliver rare cannabinoids at scale and elevate the consumer experience.”

“Biological manufacturing is unlocking access to important cannabinoids that can be scaled up and produced reliably, consistently and economically,” said, Jason Kelly, Chief Executive Officer and Co-Founder of Ginkgo. “We look forward to continuing our work with Cronos to facilitate innovation bringing this powerful technology to the cannabis industry.”

Amended Agreement Terms

Under the terms of the companies’ original agreement, Cronos Group agreed to issue to Ginkgo up to 14.7 million common shares in the aggregate upon Ginkgo’s demonstration that certain microorganisms are capable of producing the agreed upon eight target cannabinoids above specified minimum productivity levels, with tranches of common shares issued as each of the eight milestone events (corresponding to such target cannabinoids) are reached.

Under the Amended Agreement, milestone events have been established for the early commercialization by Cronos Group of products incorporating the target cannabinoids, such that, within each tranche of common shares to be issued, one-third of the common shares in the tranche will be issued on the date that Cronos Group sells a product that incorporates the relevant target cannabinoid to a third party. The remaining two-thirds of the common shares within such tranche will be issued upon Ginkgo’s demonstration that the relevant microorganisms can produce the relevant target cannabinoid above the corresponding productivity level in the original agreement. The aggregate number of common shares potentially issuable to Ginkgo has not changed as a result of the Amended Agreement.

Cronos Group has the exclusive right to use and commercialize certain key patented intellectual property for the use of microorganisms developed for the production of the target cannabinoids globally. All R&D work undertaken by Ginkgo is being conducted in compliance with U.S. federal law regarding controlled substances. Cronos Group intends to produce and distribute the target cannabinoids globally, where permitted by applicable law and subject to applicable regulatory approvals and has received confirmation that this method of production is permitted under the Cannabis Act (Canada).

About Cronos Group Inc.

Cronos Group is an innovative global cannabinoid company with international production and distribution across five continents. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group’s portfolio includes PEACE NATURALS™, a global wellness platform, two adult-use brands, COVE™ and Spinach™, and three U.S. hemp-derived CBD brands, Lord Jones™, Happy Dance™ and PEACE+™. For more information about Cronos Group and its brands, please visit: www.thecronosgroup.com.

About Ginkgo Bioworks

Ginkgo is building a platform to program cells as easily as we can program computers. The company’s platform is enabling the growth of biotechnology across diverse markets, from food and agriculture to industrial chemicals to pharmaceuticals. Ginkgo is also actively supporting a number of COVID-19 response efforts, including community testing, epidemiological tracing, vaccine development and therapeutics discovery. For more information, visit www.ginkgobioworks.com.

Forward-looking Statements

This press release may contain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “Forward-Looking Statements”), which are based upon our current internal expectations, estimates, projections, assumptions and beliefs. All information that is not clearly historical in nature may constitute Forward-Looking Statements. In some cases, Forward-Looking Statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, expressions and phrases, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussion of strategy. Forward-Looking Statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of historical fact. Forward-Looking Statements include, but are not limited to, statements with respect to: Cronos Group’s expectations regarding the potential success of, and the costs and benefits associated with, its partnership with Ginkgo; expectations about the development of the cannabis industry and potential demand for cultured cannabinoids; the ability to commercialize cultured cannabinoids and the timing thereof; Cronos Group’s expectation that the final productivity target for CBG will be achieved prior to September 2021; Cronos Group’s plans to sequence commercial production and subsequent product launches based on its prioritization of rare cannabinoids over more common ones; the anticipated benefits of the Amended Agreement, including that the commercialization of cultured cannabinoids ahead of achieving final productivity targets will facilitate Cronos Group’s cultured cannabinoid products being first to market in Canada; the anticipated benefits of being first to market with cultured cannabinoid products in Canada; Cronos Group’s intention to produce and distribute the target cannabinoids globally, where permitted by applicable law and subject to applicable regulatory approvals, and its expectations of the regulatory framework for cultured cannabinoids; and Cronos Group’s intention to build an international iconic brand portfolio and develop disruptive intellectual property. Forward-looking Statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, financial results, results, performance or achievements expressed or implied by those Forward-looking Statements and the Forward-looking Statements are not guarantees of future performance. A discussion of some of the material risks applicable to Cronos Group can be found in Cronos Group’s Annual Report on Form 10-K for the year ended December 31, 2020 and Cronos Group’s Quarterly Report on Form 10-Q for the period ended March 31, 2021, both of which have been filed on SEDAR and EDGAR and can be accessed at www.sedar.com and www.sec.gov/edgar, respectively. Any Forward-looking Statement included in this press release is made as of the date of this press release and, except as required by law, Cronos Group disclaims any obligation to update or revise any Forward-looking Statement. Readers are cautioned not to put undue reliance on any Forward-looking Statement.

For further information, please contact:

Cronos Group Contact

Shayne Laidlaw

Investor Relations

Tel: (416) 504-0004

investor.relations@thecronosgroup.com

Ginkgo Bioworks Contact

Media Relations

press@ginkgobioworks.com

Investor Relations

investors@ginkgobioworks.com

ADDITIONAL LEGAL INFORMATION

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo and Soaring Eagle Acquisition Corp. (“SRNG”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Ginkgo and the markets in which it operates, and Ginkgo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SRNG’s securities, (ii) the risk that the transaction may not be completed by SRNG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SRNG, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of SRNG and Ginkgo, the satisfaction of the minimum trust account amount following redemptions by SRNG’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo and potential difficulties in Ginkgo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo or against SRNG related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of SRNG’s securities on Nasdaq, (x) volatility in the price of SRNG’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SRNG’s proxy statement/prospectus relating to the transaction, and in SRNG’s other filings with the Securities and Exchange Commission (the “SEC”). SRNG and Ginkgo caution that the foregoing list of factors is not exclusive. SRNG and Ginkgo caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither SRNG nor Ginkgo undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document relates to a proposed transaction between Ginkgo and SRNG. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SRNG filed a registration statement on Form S-4 with the SEC on May 14, 2021, which included a proxy statement of SRNG and a prospectus of SRNG. The definitive proxy statement/prospectus will be sent to all SRNG shareholders as of the record date to be established for voting on the proposed business combination and Ginkgo stockholders. SRNG also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SRNG and Ginkgo are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SRNG through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SRNG may be obtained free of charge by written request to SRNG at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280.

Participants in Solicitation

SRNG’s and Ginkgo and their respective directors and officers may be deemed to be participants in the solicitation of proxies from SRNG’s stockholders in connection with the proposed transaction. Information about SRNG’s directors and executive officers and their ownership of SRNG’s securities is set forth in SRNG’s filings with the SEC. To the extent that holdings of SRNG’s securities have changed since the amounts printed in SRNG’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.